

Elaine Wy

As the co-founder and largest shareholder of Wynn Resorts, Limited, I am deeply concerned by what I see as failures in responsible oversight by the current board of directors.

...rate governance.
...director

Restore its reputa... ...dent, diversified standing with reg... ...of corporate

Please join...
Support my ca... Hagenbuch at t...
...your vote

RESTORE WYNN

Elaine P. Wynn is a participant in the solicitation of proxies from the shareholders of Wynn Resorts, Limited (the "Company") in connection with the Company's 2018 annual meeting of shareholders to be held on May 16, 2018 (the "Annual Meeting"). On April 27, 2018, Ms. Wynn filed a definitive proxy statement (the "Definitive Proxy Statement") and form of **BLUE** proxy card with the U.S. Securities and Exchange Commission (the "SEC") in connection with such solicitation of proxies from the Company's shareholders. A description of Ms. Wynn's direct or indirect interests, by security holdings or otherwise, is contained in the Definitive Proxy Statement. **MS. WYNN STRONGLY ENCOURAGES THE COMPANY'S SHAREHOLDERS TO READ THE DEFINITIVE PROXY STATEMENT, ACCOMPANYING BLUE PROXY CARD AND OTHER PROXY MATERIALS BECAUSE THEY CONTAIN IMPORTANT INFORMATION.** The Definitive Proxy Statement was first sent to the shareholders of the Company on or about April 30, 2018 and is accompanied by a **BLUE** proxy card. Shareholders may obtain the Definitive Proxy Statement and any other relevant documents at no charge from the SEC's website at www.sec.gov or by contacting Ms. Wynn's proxy solicitor MacKenzie Partners, Inc. at wynn@mackenziepartners.com or by calling toll-free (800) 322-2885 or collect (212) 929-5500.

☐ Agree ☐ Don't agree



Elaine Wynn

As the co-founder and largest shareholder of Wynn Resorts, Limited, I am deeply concerned by what I see as failures in responsible oversight by the current board of directors.

Therefore, I am seeking to reconstitute the board and reform the Company's corporate governance. As a first step, **I am urging shareholders to join me in WITHHOLDING votes from director candidate John J. Hagenbuch at the 2018 Annual Meeting**.

I believe that in order to maximize shareholder value, the Company needs to:

Restore its reputation and improve its standing with regulators,

Honor its obligations to the Commonwealth of Massachusetts, the City of Everett and the surrounding Boston area and not run from regulatory scrutiny with respect to Wynn Boston Harbor and

Establish an independent, diversified board that is a model of corporate governance.

Please join me in bringing about a new era at Wynn Resorts.

Support my campaign to **WITHHOLD** votes with respect to legacy director nominee John J. Hagenbuch at this year's annual meeting on **May 16, 2018.**

How to withhold your vote

wynn@mackenziepartners.com Toll-free (800) 322-2885 Collect (212) 929-5500

THE CASE FOR CHANGE

This is the board that, on February 6, 2018, announced, "It is with a collective heavy heart, that the board of directors of Wynn Resorts today accepted the resignation of our founder, CEO and friend Steve Wynn."

The board appointed Mr. Hagenbuch as one of the three members of the Special Committee to investigation the allegations against Mr. Wynn, despite the fact that he is longtime close friend of Mr. Wynn.

For the longstanding legacy directors, there is a potential conflict of interest between the protection of their personal and professional reputations and their responsibilities to the Company, and I believe that this conflict could lead to business decisions that are not in the interests of shareholders.

The Company overall has poor governance practices. The Company currently has an ISS Governance Quality Score of 10, on a scale of 1 to 10 (with 10 indicating the highest governance risk).

Voting WITHHOLD as to Mr. Hagenbuch serves as a referendum on ALL of the longstanding legacy directors, including those who are not up for re-election.

The first step in achieving the goal of a truly reconstituted board and welcoming in a new era at Wynn Resorts starts with voting WITHHOLD with respect to Mr. Hagenbuch at the 2018 Annual Meeting.

WHY HAGENBUCH SHOULD NOT BE RE-ELECTED

- Despite the fact that Mr. Hagenbuch is a longtime close friend of Steve Wynn, Mr. Hagenbuch serves on the Special Committee that is investigating the allegations of sexual misconduct against Mr. Wynn.
- Mr. Hagenbuch is a long-time member of the Compensation Committee and approved compensation practices that shareholders and proxy advisors have cited as problematic.
- Both ISS and Glass Lewis recommended shareholders WITHHOLD their vote on Mr. Hagenbuch at the 2018 Annual Meeting.
- The potential conflicts of interest of legacy directors like Mr. Hagenbuch could influence the Company's decision to continue its investment in its most significant domestic opportunity—Wynn Boston Harbor—and in turn, destroy shareholder value.

WYNN BOSTON HARBOR — A CONFLICT OF INTEREST OF LEGACY DIRECTORS COULD DESTROY SHAREHOLDER VALUE

- The Company holds the only gaming license in the Boston region.
- Wynn Boston Harbor, which will be the only luxury gaming destination in the Northeast, is a key strategic asset for the Company. The Company has spent over $1.3 billion on the project, and, according to the Company's April 2016 investor presentation, Wynn Boston Harbor is expected to generate $300 to $400 million in annual EBITDA.
- On April 12, 2018, The Boston Globe reported that Matt Maddox, the Company's President and Chief Executive Officer, stated that he is open to a potential sale of the entire project to *"maximize the value of our assets and mitigate risk."*
- I believe the Company's newfound lukewarm attitude toward Wynn Boston Harbor is attributable to the Board's concerns about an investigation by the Massachusetts Gaming Commission into the sexual misconduct allegations against Mr. Wynn and the Commission's review of corporate action at the time of the alleged misconduct (including who knew what and when).
- It is my view that the legacy directors would prefer to sell Wynn Boston Harbor rather than have their actions scrutinized by gaming officials.
- I believe that before any decisions about Wynn Boston Harbor are made, or any other material actions are taken that could have an adverse impact on long-term shareholder value, a reconstituted board must be in place. I believe that a refreshed board would be in a position to evaluate the Boston opportunity objectively and would likely assuage concerns of regulatory authorities.

SHAREHOLDER RESOURCES

MAY 6 PRESS RELEASE COMMENTING ON ISS RECOMMENDATION

MAY 4 PRESS RELEASE COMMENTING ON GLASS LEWIS REPORT

MAY 3 LETTER TO COMPANY COUNSEL REGARDING SHAREHOLDER LISTS

MAY 2 STATEMENT REGARDING COMPANY'S REFUSAL TO PROVIDE SHAREHOLDER LISTS

MAY 2 PRESS RELEASE REGARDING SUIT TO OBTAIN SHAREHOLDER LISTS

MAY 2 PRESS RELEASE REGARDING INVESTOR PRESENTATION

MAY 2 INVESTOR PRESENTATION (UPDATED MAY 7)

APRIL 30 LETTER TO SHAREHOLDERS

APRIL 23 LETTER TO SHAREHOLDERS

APRIL 17 LETTER TO THE WYNN BOARD

PROXY STATEMENT

HOW TO WITHHOLD YOUR VOTE

If your shares are registered in your own name, please sign and date the **BLUE** proxy card and return it to Elaine P. Wynn, c/o MacKenzie Partners, Inc. (contact info on the right).

If your shares are held through an intermediary, you are considered the beneficial owner, and your intermediary will forward you Ms. Wynn's proxy materials, together with a **BLUE** voting form. You must instruct your intermediary how to vote. Depending on your intermediary, you may be able to vote by telephone or the Internet – please refer to your **BLUE** voting form for further instructions.

Since only your latest dated proxy card will count, Ms. Wynn urges you not to return any proxy card you receive from the Company. Please make certain that the latest dated proxy card you return is the **BLUE** proxy card.

MacKenzie Partners, Inc.
1407 Broadway, 27th Floor
New York, New York 10018
Call Collect: (212) 929-5500
or
Toll-Free: **(800) 322-2885**
Email: wynn@mackenziepartners.com

*If you have any questions, require assistance in voting your **BLUE** proxy card or need additional copies of Ms. Wynn's proxy materials, please contact MacKenzie Partners, Inc. at the phone numbers listed above.*

RESTORE WYNN

Establishing a New Era | Shareholder Resources | How to Withhold Your Vote | Let Us Know Your Views | Sign Up for Alerts

HOW TO WITHHOLD YOUR VOTE

If your shares are registered in your own name, please sign and date the **BLUE** proxy card and return it to Elaine P. Wynn, c/o MacKenzie Partners, Inc. (contact info on the right).

If your shares are held through an intermediary, you are considered the beneficial owner, and your intermediary will forward you Ms. Wynn's proxy materials, together with a **BLUE** voting form. You must instruct your intermediary how to vote. Depending on your intermediary, you may be able to vote by telephone o

further instructions

Since only your late

return any proxy ca

the latest dated pro

MacKenzie Partners, Inc.

1407 Broadway, 27th Floor
New York, New York 10018
Call Collect: (212) 929-5500
or
Toll Free: **(800) 322-2885**

rtners.com

sistance in voting

onal copies of Ms.

ct MacKenzie

listed above.

SIGNUP FOR ALERTS

Your Name | Your Email Address | SignUp